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                                              EXHIBIT 12

                          VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                   For the Years Ended December 31
                                        Amounts in Thousands

                                                         1993      1992      1991      1990      1989
    Fixed charges:
      Interest expense before
        capitalization credits....................    $10,187  $ 10,441   $11,336  $  9,349  $  6,873
      Amortization of financing costs.............        115       116        75        44        42
      One-third of rental expense.................      7,375     8,711     4,815     5,678     3,979
        Total fixed charges.......................   $ 17,677  $ 19,268   $16,226  $ 15,071  $ 10,894

    Net earnings from continuing
      operations..................................   $ 88,229  $ 90,980   $52,580  $120,278  $133,420
    Provision for income taxes....................     36,993    39,746    20,867    58,951    67,943
    Fixed charges.................................     17,677    19,268    16,226    15,071    10,894
    Capitalized interest credits..................     (1,016)     (673)     (131)   (1,591)     (756)
    Amortization of capitalized interest..........        882       792       840       705       603
    Earnings from continuing operations
      before income taxes as adjusted.............   $142,765  $150,113   $90,382  $193,414  $212,104

    Ratio of earnings to fixed charges............        8.1       7.8       5.6      12.8      19.5
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